Exhibit 99.1

Kuke Music Holding Limited to Hold Extraordinary General Meeting and Class Meeting on September 12, 2025

Beijing, China, Aug. 25, 2025 (GLOBE NEWSWIRE) -- Kuke Music Holding Limited (“Kuke” or the “Company”) (NYSE: KUKE), a leading classical music service platform in China, today published a notice to announce that it will hold an extraordinary general meeting (the “EGM”) of shareholders (the “EGM Notice”) at 10:30 am, Beijing Time, on September 12, 2025 at 25-1, Beijing Music Industrial Park, Heizhuanghu Road, Chaoyang District, Beijing, 100020 People’s Republic of China (or after the Class B Meeting, as defined below, whichever is later), for the purposes of considering and, if thought fit, passing the resolutions set forth in the EGM Notice. The EGM Notice and form of proxy for the EGM are available on the Company’s website at https://ir.kuke.com/, as well as on the SEC’s website at www.sec.gov.

The Company will hold a class meeting of holders of Class B ordinary shares with a par value of US$0.001 each (the “Class B Meeting”) for the purposes of considering and, if thought fit, passing the resolution set forth in the notice of the Class B Meeting. The Class B Meeting will be held at the same venue and on the same date as the EGM, at 9:30 am, Beijing Time. The notice of and form of proxy for the Class B Meeting are available on the Company’s website at https://ir.kuke.com/, as well as on the SEC’s website at www.sec.gov.

The EGM will consider the following key proposals:

●	Amendment of Voting Rights: A special resolution (which shall also include the affirmative votes of holders of at least a majority of the Class A Ordinary Shares) and subject to the passing of the special resolution at the Class B Meeting, to amend the Company’s Articles of Association to change the voting rights of Class B ordinary shares from fifty (50) votes per share to one thousand (1,000) votes per share;

●	Removal of Director: An ordinary resolution to remove Yu Chen as a director of the Company pursuant to Article 85(6) of the Articles with immediate effect;

●	Written Resolutions Amendment: A special resolution to amend the Articles of Association to permit ordinary and special resolutions of shareholders to be passed by written shareholder resolutions signed by such majority or all shareholders as permitted under Cayman Islands law; and

●	Adoption of Fourth Amended and Restated Articles: A special resolution, subject to approvals of Proposals 1 and 3, to adopt fourth amended and restated articles of association incorporating all approved amendments with effect immediately after the close of the EGM.

Holders of record of the Company’s ordinary shares at the close of business on August 18, 2025, Eastern Time are entitled to attend, and to vote at, the EGM and any adjournment thereof, and, as applicable, the Class B Meeting. Holders of record of the Company’s American depositary shares (the “ADSs”) at the close of business on August 18, 2025, Eastern Time who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

About Kuke Music Holding Limited

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries, and other institutions across China. In addition, it has hosted Beijing Music Festival (“BMF”), the most renowned music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary smart music learning solutions, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China. For more information about Kuke, please visit https://ir.kuke.com/.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke’s registration statements filed with the U.S. Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Kuke Music Holding Limited
Investor Relations
Email: ir@kuke.com